[Letterhead of Katten Muchin Rosenman LLP]
July 10, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549
Attention: Rolaine Bancroft

Re:	Dolan Media Company Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-142372)
Dear Ms. Bancroft:
On behalf of our client, Dolan Media Company (the “Company”), set forth below are responses to your letter of comment dated July 5, 2007 (the “Letter”) relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 3 to the Registration Statement (the “Amendment”).
Enclosed for your convenience is the Amendment, marked to show changes to the Registration Statement filed with the Securities and Exchange Commission on June 29, 2007. We have the following responses to the Staff’s comments:
MD&A
Valuation of Our Company Equity Securities, page 40
1.	We note that the non-cash interest expense for the change in the fair value of your mandatorily redeemable preferred stock during 2006 and the first quarter of 2007 of $26.5 million and $29.4 million respectively, as discussed on page 40 of MD&A do not agree to the amounts reflected in Note 7 to your financial statements of $20.2 million and $37.2 million, respectively. Please reconcile and revise these disclosures.
Response:	The disclosure on page F-27 has been revised to correctly reflect the non-cash interest expense for the change in the fair value of the Company’s mandatorily redeemable preferred stock for fiscal year 2006 and the first quarter of 2007, which corrected amounts now correspond to the amounts disclosed on page 39.

Note 7. Common and Preferred Stock, page F-25
2.	We note your response to prior comment number 18 in which you explain the methods and significant assumptions that were used to calculate the company’s enterprise value as well as the value of the company’s common shares at December 31, 2005 and 2004. However, based on your response, we are unclear as to how the company determined the redemption value of preferred stock reflected in its computations of the company’s common equity values. Please explain why the redemption values of $86,871 and $91,971 at December 31, 2004 and 2005, respectively, as reflected in your computations, do not agree to the amounts reflected in the Company’s consolidated financial statements at these dates of $69,645 and 79,740, respectively. We may have further comment upon receipt of your response.
Response:	The amounts used for the redemption value were the fixed redemption value of the redeemable preferred stock plus the accumulated dividends. These amounts were used because they represent the amounts that the Company would have to pay in cash to redeem the redeemable preferred stock. This methodology is consistent with that used in each of the Company's valuations. The components of the redemption value at December 31, 2004 and 2005 are as follows (in millions):

	2004	2005
Series A preferred stock	$28.7	$28.7
Accumulated dividends	2.5	4.4

	2004	2005
Series A preferred stock	$31.2	$33.1

Series C preferred fixed components:

Series B preferred stock converted	$38.1	$38.1
Accumulated dividends	0.6	3.0

Series B preferred stock converted	$38.7	$41.1

Series A preferred stock converted	$16.7	$16.6
Accumulated dividends	0.3	1.2

Series A preferred stock converted	$17.0	$17.8

Total redemption value	$86.9	$92.0
The amount recorded on the balance sheet is the fair value of the preferred stock. As described on pages 39 and 40, and in the Company’s responses to prior comments 19 and 23, this amount was estimated by determining the sum of (i) the face amount of the series A preferred stock plus accumulated dividends thereon (this is the same as above), (ii) the present value of the cash to be received from the fixed portions of the series C preferred stock, and (iii) the fair value of the common stock conversion portion of the Series C stock. The components of this fair market value are as follows:

	2004	2006
Series A preferred stock	$28.7	$28.7
Accumulated dividends	2.5	4.4

Series A preferred stock	$31.2	$33.1

Fixed components of Series C stock	$39.1	$44.5

Fair value of common stock conversion portion of Series C stock	$—	$2.8

Deferred origination fees	$(0.7)	$(0.6)

Series C preferred stock	$38.4	$46.6

Total fair value on balance sheet	$69.6	$79.7
The following table reconciles the aggregate redemption value with the aggregate fair value:

Total redemption value	$86.9	$92.0
Discount to determine fair value	(16.6)	(14.5)

Fair value of common stock conversion portion	0	2.8

Deferred origination fees	(0.7)	(0.6)

	$69.6	$79.7

3.	Also, based on your response to prior comment number 18, please expand your discussion on pages 40 through 42 of MD&A to include a discussion of the methods and significant assumptions used to value the Company’s equity securities during 2004 and 2005. This discussion should include disclosure of the discount rates, growth rates, marketability discounts, etc. that were used in valuing your equity securities during each of these periods.
Response:	The Company has added disclosure on page 39 to explain the methods and significant assumptions used to value the Company’s equity securities during 2004 and 2005, as well to provide the discount rates, growth rates, and marketability discounts that were used by the Company in valuing its equity securities during each of these periods.
4.	Also, in your MD&A, please explain in detail the factors responsible for the significant increase in the value of the Company’s common shares from $0.025 per common share in the third quarter of 2004 to $5.00 per common share at December 31, 2005 as noted in your response to our prior comment 18. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment.
Response:	The Company has added disclosure on page 41 to explain the factors responsible for the significant increase in the value of the Company’s common shares from $0.003 per common share at December 31, 2004 and in the third quarter of 2004 to $0.56 per common share at December 31, 2005 (each on a post-split basis).
Other
5.	Reference is made to prior comment numbers 9 and 22 as included in our letter dated May 23, 2007, and prior comment numbers 9, 24, 25, 26 and 27 as included in our letter dated June 20, 2007, in which you indicate that changes responsive to our comments will be made in a future amendment to the registration statement. Please ensure that the requested disclosures are provided in a future amendment prior to the planned effectiveness of your Form S-1 registration statement. Please note that we require substantial additional review of your registration statement once the requested disclosures are provided and we may have further comment upon our review of your revised disclosures.
Response:	In response to comment number 9 from the Staff’s letter dated May 23, 2007, the Company has revised the disclosure on pages 10, 31 and F-4 to include historical earnings per share computations that give retroactive effect to the common stock split the Company will effect immediately prior to the closing of this offering.

In response to the Staff’s comment number 22 from the Staff’s letter dated May 23, 2007 and comment numbers 24, 25, 26 and 27 from the Staff’s letter dated June 20, 2007, the Company has added disclosure on pages F-3, F-7, F-8, F-38, F-39, F-40, F-41, F-44, F-45, and F-46 to provide (i) an as adjusted statement of operations for the three months ended March 31, 2007 and an as adjusted balance sheet as of March 31, 2007 giving effect to the events that will occur in connection with the offering, (ii) pro forma basic and diluted earnings per share giving effect to the offering adjustments and related transactions on the face of the pro forma statement of operations and (iii) the assumptions used in estimating the number of shares used in the pro forma earnings per share computations. Such added disclosure reflects the stock split, the number of shares of common stock to be issued pursuant to the offering and the initial public offering price range.
In response to comment number 9 from the Staff’s letter dated June 20, 2007, the Company has added disclosure on pages 43, 44 and 45 of the Amendment to (i) describe the expected additional share-based compensation expense for the remainder of 2007, for previously granted stock options and the stock options and restricted shares of common stock that the Company intends to grant on the date of the prospectus, (ii) describe the estimated aggregate amount of share-based compensation associated with such grants and the previously granted stock options and (iii) describe and quantify the significant terms of the stock-based compensation awards issued, and the assumptions used in estimating the annual and aggregate share-based compensation expense after the date of the most current balance sheet presented by the Company, as outlined in paragraph A240 (a), (b), (e) and (k) of SFAS No. 123(R).

The Company notes that on a post-split basis, the valuation of its common stock as of March 31, 2007 equals $9.78. In connection with such valuation, the Company obtained a contemporaneous valuation to assist management in estimating the fair value at this date. The key assumptions used by the Company are described on page 41 of the Amendment. The Company would like to supplementally provide the following information to explain the increase from such valuation as of March 31, 2007 to $14.50, the mid-point of the price range set forth on the cover of the prospectus. In the period since March 31, 2007, the Company’s revenues from its Business Information Division and Professional Services Division, as well its equity in earnings of DLNP, continue to significantly exceed expectations. For example, for the five month period ended May 31, 2007, the Company’s Business Information revenues were 12% higher than the same period in 2006. This increase is primarily due to the Company’s increasing public notice volume related to foreclosure actions in the states where the Company publishes court and commercial newspapers. In addition, for the five month period ended. May 31, 2007, the Company’s Professional Services revenues were 142% higher than the same period in 2006. This increase was due to the inclusion of APC for five months in 2007 versus 2.5 months in 2006 and due to the acquisition of Feiwell & Hannoy's mortgage default processing business in January 2007. The Company’s Professional Services Division is running ahead of expectation in 2007 primarily because of the increasing volume of residential mortgage default case files that the Company services for its two law firm customers in Michigan and Indiana and because the increased volume and complexity of appellate files that the Company is servicing for its law firm customers. The Company’s equity in earnings of DLNP was 26% higher in the five month period ended May 31, 2007 as compared to the same period in 2006. This increase is primarily due to the increasing public notice volume related to foreclosure actions in Michigan. Finally, the Company also notes that the March 31, 2007 valuation reflects a 5% marketability discount that is not applicable to the initial public offering price.
We believe the responses above fully address the comments contained in the Letter. If you have any questions regarding the Amendment or the above responses, please contact the undersigned at 312-902-5469 or James P. Dolan or Scott J. Pollei of the Company at 612-317-9425 and 612-317-9422, respectively. Thank you for your prompt attention to this matter.
Very truly yours,
Adam R. Klein
Enclosure

cc:	Max A. Webb Jeffrey Jaramillo Linda Cvrkel James P. Dolan Scott J. Pollei Gunjali B. Trikha (New York Stock Exchange) Walter S. Weinberg Robert S. Risoleo